Exhibit 99.1

VEDANTA LIMITED

CIN:L13209MH1965PLC291394

Regd. Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate

Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai-400093

Phone No. +91-22 6643 4500

Fax: +91-22 6643 4530

Website: www.vedantalimited.com

Email id : comp.sect@vedanta.co.in

Notice of Annual General Meeting

Notice is hereby given that the 53rd Annual General Meeting (AGM/ Meeting) of Vedanta Limited will be held on Friday, August 24, 2018 at 10:30 a.m. IST at the Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050 to transact the following business:

Ordinary Business:

1.

To receive, consider and adopt (a) the audited financial statement of the Company for the financial year ended March 31, 2018 and the reports of the Board of Directors and Auditors thereon; and (b) the audited consolidated financial statement of the Company for the financial year ended March 31, 2018 and the report of Auditors thereon and in this regard, pass the following resolutions as an Ordinary Resolutions:

(a)

“RESOLVED THAT the audited financial statement of the Company for the financial year ended March 31, 2018 and the reports of the Board of Directors and Auditors thereon laid before this meeting, be and are hereby received, considered and adopted.”

(b)

“RESOLVED THAT the audited consolidated financial statement of the Company for the financial year ended March 31, 2018 and the report of Auditors thereon laid before this meeting, be and are hereby received considered and adopted.”

2.	(a) To confirm the payment of First Interim Dividend of ₹21.20 per equity share for the financial year ended March 31, 2018 and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the First Interim Dividend of ₹21.20 per equity share of ₹1/- each fully paid up, approved by the Board of Directors and already paid, be and is hereby confirmed for the Financial Year 2017-18.”

(b)

To confirm the payment of Preference Dividend @7.5% on Non-Cumulative Non-Convertible Redeemable Preference shares for the financial year ended March 31, 2018 and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the Preference Dividend of ₹0.75 per preference share @ 7.5% on pro-rata basis payable uptill the end of FY 2017-18 on Non Cumulative Non-Convertible Reedemable Preference shares of ₹10/- each fully paid approved by the Board of Directors and already paid, be and is hereby confirmed for the Financial Year 2017-18.”

3.

To appoint Mr. GR Arun Kumar (DIN:01874769), who retires by rotation and being eligible, offers himself for re-appointment as a Director and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 152 of the Companies Act, 2013, Mr. GR Arun Kumar (DIN:01874769), who retires by rotation at this meeting and being eligible has offered himself for re-appointment, be and is hereby re-appointed as a Director of the Company, liable to retire by rotation.”

Special Business

4.

To consider re-appointment of Mr. Navin Agarwal (DIN: 00006303) as the Whole-Time Director of the Company for a period of 5 years w.e.f August 01, 2018 and, in this regard, pass the following resolution as Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 160, 196, 197, 203 and other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) and the Articles of Association of the Company and based on the recommendation of the Nomination & Remuneration Committee and approval of the Board of Directors, the consent of the members of the Company be and is hereby accorded to re-appoint Mr. Navin Agarwal (DIN: 00006303) as Whole-Time Director of the Company for a term of 5 years w.e.f August 01, 2018 to July 31, 2023 on the terms and conditions including remuneration as set out in the explanatory statement annexed to the notice convening this meeting.

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in the financial year, the Company will pay remuneration by way of Salary including perquisites and allowance as specified under Section II of Part II of Schedule V to the Companies Act, 2013 or in accordance with any statutory modification(s) thereof.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to alter and vary the terms and conditions of the appointment and / or remuneration based on the recommendation of the Nomination & Remuneration Committee subject to the same not exceeding the limits specified under Section 197 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force).

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds, matters and things as in its absolute discretion it may consider necessary, expedient and desirable to give effect to this resolution.”

5.

To consider re-appointment of Ms. Lalita D. Gupte (DIN:00043559) as an Independent Director for a second and final term effective from January 29, 2018 to August 10, 2021 and, in this regard, pass the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149, 152 and any other applicable provisions of the Companies Act, 2013 and the rules made thereunder read with Schedule IV to the Companies Act, 2013 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and based on the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors, Ms. Lalita D. Gupte (DIN:00043559) who was appointed as an Independent Director of the Company for a term upto January 28, 2018 by the shareholders and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 proposing her candidature for the office of a Director be and is hereby re-appointed as an Independent Director of the Company not liable to retire by rotation for a second and final term from January 29, 2018 to August 10, 2021”

6.

To consider re-appointment of Mr. Ravi Kant (DIN:00016184) as an Independent Director for a second and final term effective from January 29, 2018 to May 31, 2019 and, in this regard, pass the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 152 and any other applicable provisions of the Companies Act, 2013 and the rules made thereunder read with Schedule IV to the Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and based on the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors,

Notice of Annual General Meeting continued

Mr. Ravi Kant (DIN:00016184) who was appointed as an Independent Director of the Company for a term upto January 28, 2018 by the shareholders and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 proposing his candidature for the office of a Director be and is hereby re-appointed as an Independent Director of the Company not liable to retire by rotation for a second and final term from January 29, 2018 to May 31, 2019.

7.

To consider appointment of Mr. U. K. Sinha (DIN:00010336) as an Independent Director for a term effective from March 13, 2018 till August 10, 2021 and, in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to Sections 149, 150, 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or enactment thereof for the time being in force) [the Act] and Regulation 16(1)(b) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Mr. U. K. Sinha (DIN:00010336) who has been appointed as an Additional Director in the capacity of Independent Director of the Company by the Board of Directors on the recommendation of Nomination and Remuneration Committee with effect from March 13, 2018, in terms of Section 161(1) of the Act and who holds office till the date of the forthcoming Annual General Meeting and in respect of whom the Company has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Non-Executive Director of the Company not liable to retire by rotation, to hold office for a period from March 13, 2018 to August 10, 2021”

8.

To consider re-appointment of Mr. Tarun Jain (DIN:00006843) as Whole-Time Director of the Company for the period April 1, 2018 to March 31, 2019 and in this regard, pass the following resolution as a Ordinary Resolution:

“RESOLVE THAT pursuant to the provisions of Section 160, 196, 197, 203 and other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) and the Articles of Association of the Company and based on the recommendation of Nomination and Remuneration Committee and approval of the Board of Directors, the consent of the Members be and is hereby accorded to re-appoint Mr. Tarun Jain (DIN:00006843) as the Whole-Time Director of the Company to hold office from April 1, 2018 to March 31, 2019 on the terms and conditions including remuneration as set out in the explanatory statement annexed to the notice convening this meeting.

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in the financial year, the Company will pay above remuneration by way of Salary including perquisites and allowance as specified under Section II of Part II of Schedule V to the Companies Act, 2013 or in accordance with any statutory modification(s) thereof.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to alter and vary the terms and conditions of the appointment and / or remuneration based on the recommendation of the Nomination & Remuneration Committee subject to the same not exceeding the limits specified under Section 197 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force).

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds, matters and things as in its absolute discretion it may consider necessary, expedient and desirable to give effect to this resolution.”

9.	To ratify the remuneration of Cost Auditors for the financial year ending March 31, 2019 and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), the remuneration, as recommended by the Audit Committee and approved by the Board of Directors and set out in the Statement annexed to the Notice convening this meeting, to be paid to the Cost Auditors appointed by the Board of Directors of the Company, to conduct the audit of cost records of the Company for the financial year ending March 31, 2019, be and is hereby ratified.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorised to do all such necessary acts and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

10.

To approve offer or invitation to subscribe the Non- Convertible Debentures or other Debt Securities upto ₹20,000 crore on a Private Placement basis and, in this regard, pass the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 42, 71 and other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Prospectus and Allotment of Securities) Rules, 2014 and the Companies (Share Capital and Debentures) Rules, 2014 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), the Foreign Exchange Management Act, 1999, as amended, rules, regulations, guidelines, notifications, clarifications and circulars, if any, prescribed by the Government of India, Reserve Bank of India, Securities and Exchange Board of India, or any other regulatory authority, whether in India or abroad and subject to the provisions of the Articles of Association of the Company, approval of the members be and is hereby accorded to the Board of Directors of the Company to offer or invite subscriptions for secured / unsecured redeemable non-convertible debentures, or other debt securities in one or more series/ tranches, of the aggregate nominal value up to ₹20,000 crore (Rupees Twenty Thousand Crore), on private placement basis, from such persons and on such terms and conditions as the Board of Directors of the Company (hereinafter referred to as the “Board” which term shall be deemed to include any committee(s) constituted/ to be constituted by the Board to exercise its powers including the powers conferred by this resolution) may, from time to time, determine and consider proper and most beneficial to the Company including, without limitation, as to when the said debentures are to be issued, the face value of debentures to be issued, the consideration for the issue, mode of payment, coupon rate, redemption period, utilization of the issue proceeds and all matters connected therewith or incidental thereto.

RESOLVED FURTHER THAT Board be and is hereby authorised to do all acts and take all such steps as may be necessary, proper or expedient to give effect to this resolution and for matters connected therewith or incidental thereto.”

By Order of the Board of Directors

Dated: July 13, 2018	GR Arun Kumar
Place: Gurugram	Whole-Time Director and
Chief Financial Officer
DIN: 01874769

Registered Office:

1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East), Mumbai – 400 093

CIN: L13209MH1965PLC291394

Email: comp.sect@vedanta.co.in;

Website: www.vedantalimited.com

Tel: +91 22 6643 4500; Fax: +91 22 6643 4530

Notes:

1)

A member entitled to attend and vote at the 53rd Annual General Meeting (AGM/Meeting) is entitled to appoint a proxy to attend and vote on poll instead of himself / herself and such proxy need not be a member of the Company. The instrument appointing a proxy/ proxies in order to be effective, should be deposited at the registered office of the Company duly completed and signed not less than forty-eight hours (48) before the commencement of the meeting. A Proxy form is enclosed herewith.

A person can act as a proxy on behalf of members not exceeding fifty (50) and holding in the aggregate not more than ten percent (10%) of the total share capital of the Company carrying voting rights. A Member holding more than ten percent of the total share capital of the Company carrying voting rights may appoint a single person as a proxy and such person shall not act as proxy for any other person or member.

2)

A statement pursuant to Section 102(1) of the Companies Act, 2013 (Act) relating to the special businesses to be transacted at the 53rd AGM is annexed hereto. All documents referred to in the accompanying Notice and the Explanatory Statement shall be open for inspection at the Registered Office of the Company during business hours except on Saturdays, Sundays and Public holidays up to and including the date of the Annual General Meeting and also at the Meeting.

3)

Information regarding particulars of Directors seeking appointment/re-appointment requiring disclosure in terms of Regulation 36 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 [Listing Regulations]; Secretarial Standards on General meetings issued by the Institute of Company Secretaries of India [SS-2]; and the explanatory statement under section 102 of the Act, are annexed as Annexure 1. The Company has received the consents / declarations for their appointments / re-appointments under the Companies Act, 2013 and the rules thereunder.

4)

The Company is providing facility for voting by electronic means (e-voting) through an electronic voting system which will include remote e-voting as prescribed by the Companies (Management and Administration) Rules, 2014 as presently in force and the business set out in the Notice will be transacted through such voting. Information and instructions including details of User ID and password relating to e-voting are provided in the Notice under Note No. 21.

5)

Corporate Members intending to send their authorized representative(s) to attend the Meeting pursuant to Section 113 of the Act are requested to send to the Company, a certified copy of the relevant Board Resolution/ Authority Letter/ Power of Attorney, authorizing their representatives together with the specimen signatures of the representative(s) to attend and vote on their behalf at the Meeting.

6)	The Register of Members and Share Transfer Books of the Company will remain closed from Monday, August 20, 2018 to Thursday, August 23, 2018 (both days inclusive).

7)

The Annual Report for the FY 2017-18 (Annual Report); Notice of 53rd AGM along with the attendance slip and Proxy form; notice of e-voting etc. are being sent to the members through e-mail who have registered their email ids with the Company/ Depository Participants (DPs)/ Company’s Registrars and Share Transfer Agents, M/s. Karvy Computershare Private Limited (Karvy/ RTA).

Members are requested to update their preferred e-mail ids with the Company/ DP/ Karvy which will be used for purpose of future communications. Members whose email id is not registered are being sent physical copies of the said Annual

Report and Notice at their registered address through permitted mode. To support the ‘Green Initiative’ the members who have not registered their e-mail addresses are requested to register the same with Karvy.

Members whose e-mail ids are registered with the Company and who wish to receive printed copy of the Annual Report may send their request to the Company at its registered office address or to the Karvy at “Unit: Vedanta Limited, Karvy Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad - 500 032”.

8)	The Notice and the Annual report will also be available under the Investor Relations section on the website of the Company www.vedantalimited.com.

9)

Members, who are holding shares in physical form are requested to address all correspondence concerning registration of transfers, transmissions, sub-division, consolidation of shares or any other share related matters and / or change in address or updation thereof with Karvy. Members, whose shareholding is in electronic format are requested to direct change of address notifications, registration of e-mail address and updation of bank account details to their respective DPs.

10)	In case you wish to change/update the NECS/ECS mandate, please write to Karvy. However, for the shares held in demat form, please write to your DP.

11)	In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote at the Meeting.

12)

The Company has transferred the unpaid or unclaimed dividends declared / shares on which dividend has not been paid / claimed for 7 consecutive years, from time to time on the respective due dates, to the Investor Education and Protection Fund (IEPF) established by the Central Government. Further the Company has uploaded the details of unpaid and unclaimed amounts lying with the Company as on July 14, 2017 (date of the last Annual General Meeting) on the website of the Company (www.vedantalimited.com).

Members are requested to write to IEPF Authority / contact Karvy in order to claim the unpaid dividend / shares lying in the account of IEPF authority.

The Company has uploaded the details of shares transferred to IEPF on the Company’s portal at www.vedantalimited.com.

13)

The Securities and Exchange Board of India (SEBI) has mandated the submission of Permanent Account Number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their DPs with whom they are maintaining their demat accounts. Members holding shares in physical form can submit their PAN details with Karvy.

SEBI has also mandated that for registration of transfer of securities, the transferee(s) as well as transferor(s) shall furnish a copy of their PAN card to the Company.

14)	Members who have not encashed the dividend so far in respect of the financial years from 2010-11 to 2017- 18 are requested to write to Karvy who shall arrange to send the unclaimed dividend amount.

Further, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 has mandated that for making dividend payments, companies whose securities are listed on the stock exchanges shall use electronic clearing services (local, regional or national), direct credit, real

Notice of Annual General Meeting continued

time gross settlement, national electronic funds transfer etc. The companies and the registrar and share transfer agents are required to seek relevant bank details of shareholders from depositories/ investors for making payment of dividends in electronic mode. It is also mandatory to print the bank details on the physical instrument if the payment is made in physical mode. Accordingly, shareholders are requested to provide or update (as the case may be) their bank details with the respective depository participants for the shares held in dematerialized form and with the registrar and share transfer agent in respect of shares held in physical form.

15)

Members/ proxies/ Authorized Representatives are requested to bring to the meeting necessary details of their shareholding, duly filled admission/ attendance slip(s) and copy (ies) of their Annual Report.

16)

Non-Resident Indian members are requested to inform Karvy/respective DPs, immediately of (a) change in their residential status on return to India for permanent settlement and (b) particular of their bank accounts maintained in India with complete details.

17)

Members having any question on financial statements or on any agenda item proposed in the notice of AGM are requested to send their queries at least ten days prior to the date of AGM of the Company at its registered office address to enable the Company to collect the relevant information.

18)	Appeal to Shareholders:
a)	Email Registration: The members are requested to register their email ids to obtain faster, accurate and complete communications from the Company.

b)

Demat Holding: Holding of securities in demat form instead of physical form, eliminates bad delivery, saves stamp duty on transfers, ensures faster settlement, eases portfolio management and provides ‘on-line’ access through internet.

c)	Members with multiple folios in physical mode with the identical names / joint holding are requested to consolidate into a single folio.

The recent amendments in Listing Regulations vide notification dated June 08, 2018 has mandated to hold securities in dematerialized mode for the purpose of effecting transfer of securities w.e.f. December 05, 2018. The Company therefore recommends the members to open a demat account.

Facility to open a demat account will also be provided by the Company at the AGM.

19)	For the security and safety of the members, the shareholders/ attendees are strictly requested not to bring any article/ baggage including water bottles and tiffin boxes at the AGM venue.

20)	A Route map along with prominent landmark for easy location to reach the AGM venue is provided at the end of this notice.

21)	Information and instructions relating to e-voting are as under:
a)

Pursuant to the provisions of Section 108 and other applicable provisions, if any, of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended; Regulation 44 of Listing Regulations; and SS-2, the Company is pleased to provide to its members, facility to exercise their right to vote on the resolutions proposed to be considered at the 53rd AGM by electronic means. The members may cast their votes using an electronic voting system from a place other than the venue of the AGM (remote e-voting).

b)	The Company has engaged the services of Karvy as the Agency to provide e-voting facility.
c)

The facility for voting through ballot paper shall be made available at the AGM and the members attending the AGM who have not cast their vote by remote e-voting shall be able to exercise their right at the AGM through ballot paper.

d)	Members who have casted their votes by remote e-voting prior to the AGM may attend the AGM but shall not be entitled to cast their vote again.

e)	The remote e-voting facility will be available during the following period:

Commencement of remote e-voting	From 9:00 a.m. (IST) on Tuesday, August 21, 2018
End of remote e-voting	Upto 5:00 p.m. (IST) on Thursday, August 23, 2018

f)

Any person, who acquires shares of the Company and becomes a member of the Company after dispatch of the Notice of 53rd AGM and holds shares as of the cut-off date i.e. Friday, August 17, 2018, may obtain the login ID and password by sending a request at evoting@karvy.com. However if you are already registered with Karvy for e-voting, then you can use your existing user ID and password/ PIN for casting your vote.

g)	A person who is not a member as on the cut-off date should treat this Notice for information purpose only.

h)

A person, whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date only shall be entitled to avail the facility of remote e-voting as well as voting at the AGM through ballot paper.

i)	The voting rights of the members shall be in proportion to their shares of the paid up equity share capital of the Company as on the cut-off date (record date) of Friday, August 17, 2018.

j)

Mr. Upendra C. Shukla, Practising Company Secretary, has been appointed as the Scrutinizer to scrutinize the physical voting at the AGM venue and remote e-voting process in a fair and transparent manner and he has communicated his willingness to be appointed and will be available for same purpose.

k)

At the AGM, at the end of the discussion on the resolutions on which voting is to be held, the Chairman shall, with the assistance of the Scrutinizer, order voting through ballot paper for all those members who are present but have not casted their votes electronically using remote e-voting facility.

The Scrutinizer, after scrutinizing the votes cast at the meeting (physical voting) and through remote e-voting, will, not exceeding 48 hours of conclusion of the Meeting, make a consolidated scrutinizer’s report of the votes cast in favour or against, if any, and submit the same to the Chairman of the meeting. The Chairman or any director or any other person authorized by the Chairman, shall declare the results of the voting forthwith.

l)

The result will also be will also be placed at the website of the Company viz. www.vedantalimited.com and on RTA website and shall also be displayed on the notice board of the Company at the Registered Office as well as at the Corporate Office.

m)	Information and instructions relating to remote e-voting are as follows:

1.	In case a Member receives an email from Karvy (for Members whose email Ids are registered with the Company/DPs):

i)	Launch internet browser by typing the URL: https://evoting.karvy.com.

ii)	Enter the login credentials (i.e. User id and password mentioned on the e-voting Form).

Your Folio No. / DP ID / Client ID will be your user ID. However, if you are already registered with Karvy for e-voting, you can use your existing User ID and password for casting your vote.

iii)	After entering these details appropriately, click on “LOGIN”.

iv)

You will now reach password change Menu wherein you are required to mandatorily change your password. The new password shall comprise minimum 8 characters with at least one upper case (A- Z), one lower case (a-z), one numeric value (0-9) and one special character (@,#,$, etc.). The system will prompt you to change your password and update your contact details like mobile number, email ID etc. on first login. You may also enter a secret question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

v)	You need to login again with the new credentials.

vi)	On successful login, the system will prompt you to select the E-Voting Event Number (EVEN) for Vedanta Limited.

vii)

On the voting page, enter the number of shares (which represents the number of votes) as on the cut-off date under each of the heading of the resolution and cast your vote by choosing the “FOR / AGAINST” or alternatively, you may partially enter any number in “FOR” and partially “AGAINST” but the total number in “FOR / AGAINST” taken together shall not exceed your total shareholding as mentioned overleaf. You may also choose the option “ABSTAIN” and the shares held will not be counted under either head. Option “FOR” implies assent to the resolution and “AGAINST” implies dissent to the resolution.

viii)	You may then cast your vote by selecting an appropriate option and click on “Submit”.

ix)	Members holding multiple folios / demat accounts shall choose the voting process separately for each folio / demat accounts.

x)	Voting has to be done for each item of the Notice separately. In case you do not desire to cast your vote on any specific item, it will be treated as abstained.

xi)

A confirmation box will be displayed. Click “OK” to confirm, else “CANCEL” to modify. Once you confirm, you will not be allowed to modify your vote. During the voting period, Members can login any number of times till they have voted on the Resolution(s).

xii)

Corporate / Institutional Members (i.e. other than Individuals, HUF, NRI etc.) are also required to send scanned certified true copy (PDF Format) of the Board Resolution / Authority Letter etc., together with attested specimen signature(s) of the duly authorised representative(s), to the Scrutinizer at email scrutinizervedlagm@gmail.com with a copy marked to evoting@karvy.com. The scanned image of the above mentioned documents should be in the naming format “Corporate Name_EVEN NO.”

2)	In case a Member receives physical copy of the 53rd AGM Notice by post (for members whose email Ids are not registered with the Company / DPs:

i)

User ID and initial password - Initial password is provided in the below given format in the communication with respect to voting by electronic means enclosed with the Notice and forms integral part of it:

EVEN (E-Voting Event Number)	User ID	Password

ii)	Please follow all steps from Sr. No. (i) to (xii) as mentioned in (1) above, to cast your vote.
3.	Once the vote on a resolution is cast by a Member, the Member shall not be allowed to change it subsequently or cast the vote again.

n)

For queries related to e-voting the member may write to the Company at comp.sect@vedanta.co.in or write to Karvy at einward.ris@ karvy.com / contact at their toll free No. 1-800-34- 54-001 for any further clarifications.

Attention Members

Facility for Members

Web check-in

To facilitate smooth registration / entry at the AGM venue, the Company has provided a web check-in facility, which would help the members enter the AGM venue.

Web check-in facility is available during the e-voting window period only.

The procedure for web check-in for the AGM is as follows:

–	Log in to https://karisma.karvy.com and click on the AGM Web check-in link.
–	Select the Company’s name: Vedanta Limited.
–	Enter the security credentials as mentioned and click on submit.
–	After validating the credentials, click on ‘Generate my Attendance Slip’.
–	The Attendance Slip in PDF format shall reflect on the screen. Select the print option for printing or download the Attendance Slip for future reference.
–	Shareholders need to furnish this printed ‘attendance slip’ along with a valid identity proof such as PAN Card, Passport, Aadhar Card or Driving License to enter the AGM hall.

Online Query

The Company is pleased to inform that a new Online Query Module is provided to enable the members to seek informations / clarifications pertaining to this report in advance. Members can post their queries related to this Annual Report by using their secure login credentials on the e-voting website of Karvy at https://evoting.karvy.com.

Statement Pursuant to Section 102 of the Companies Act, 2013 (the Act)

Item No.4

Mr. Navin Agarwal was appointed as the Whole-Time Director of the Company with effect from August 17, 2013 till July 31, 2018 through postal ballot on January 21, 2014. He was designated as the Chairman of the Company w.e.f April 01, 2014. The term of Mr. Navin Agarwal as the Whole-Time Director & Chairman expires on July 31, 2018.

Under the provision of Section 196(2) of the Companies Act, 2013, a Whole-Time Director can be appointed for a maximum term of five years at a time.

The Board on the recommendation of the Nomination & Remuneration Committee has approved the reappointment of Mr. Navin Agarwal as the Whole-Time Director for a further term of 5 years w.e.f August 01, 2018 on the below remuneration:-

Proposed Remuneration

(a)

Basic Salary : In the range of Rs.25,00,000 – Rs.1,25,00,000 per month. (With such annual/special increments within the aforesaid range as may be decided by the Board or any Committee thereof, in its absolute discretion from time to time).

(b)

Commission/Performance bonus : Not exceeding 1% of the Net Profits of the relevant previous year calculated under the provisions of Companies Act, 2013 (payable at such intervals as may be decided by the Board / Committee).

(c)

Perquisites : In addition to salary and incentives payable, Mr. Navin Agarwal shall also be entitled to perquisites including free furnished accommodation or house rent allowance in lieu thereof, gas, electricity, water, furnishing, medical reimbursement and leave travel concession for self and family, club fees, medical and personal accident insurance in accordance with the rules of the Company or as may be agreed to by the Board of Directors or Committee thereof.

Notice of Annual General Meeting continued

(d)	House Rent Allowance: Forty Percent of the basic salary

(e)

Stock Option: Stock Option of Vedanta Resources Plc. under the Long Term Incentive Plan (LTIP) or Short Term Incentive Plan (STIP) or Performance Share Plan (PSP) or any other plan which may be in vogue as per policy of the Group, provided the amount of benefit is limited to an amount not exceeding 150% of the Base Pay.

Explanation:
i)	Perquisites shall be evaluated as per Income Tax Rules, wherever applicable and in the absence of any such rule, perquisites shall be evaluated at actual cost to the Company.

ii)	For the purpose of perquisites stated hereinabove, ‘family’ means the spouse, dependent children and dependent parents of the appointee.

Provident Fund and Superannuation Fund or Annuity Fund.

Mr. Navin Agarwal will also be entitled to the following as per rules of the Company or as approved by the Board of Directors.

i)	Contribution to Provident Fund and Superannuation Fund or Annuity Fund to the extent these, either singly or put together are not taxable under the Income Tax Act, 1961.

ii)	Gratuity payable as per rules of the Company.

iii)	Encashment of leave as per rules of the Company.

Other Benefits:

i)

The Company shall provide him with car or cash in lieu thereof, expenses relating to fuel, maintenance and driver will be reimbursed on actual as per Company policy. Further the Company shall also provide telephones and other communication facility (for official business).

ii)	Such other benefits as may be decided by the Board or its Committee from time to time.

iii)	Mediclaim hospitalization, Credit Card and Professional Body Membership Fees as per Rules of the Company.

The amount of Perquisites payable to Mr. Navin Agarwal may be decided / varied by the Board of directors or its Committee, from time to time as it may deem fit in its absolute discretion; provided that the total remuneration consisting of Salary, Perquisites and other benefits paid to Mr. Navin Agarwal shall not exceed the limit stipulated the Act.

Minimum Remuneration

Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of Mr. Navin Agarwal, the Company has no profits or the profits are inadequate, the Company will pay remuneration by way of salary and perquisites as decided by the Board or any Committee within thereof from time to time as minimum remuneration, with the approval of the Central Government, if necessary.

Pursuant to Sections 196, 197, 203 and other applicable provisions of the Act and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force, the re-appointment of Mr. Navin Agarwal as the Whole Time Director requires approval of the Members by way of ordinary resolution.

Mr. Agarwal is not disqualified from being re-appointed as a Director in terms of Section 164 of the Act and has given his consent for the re-appointment. Further, in terms of SEBI Circular dated June 20, 2018, Mr. Agarwal is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. The terms as set out in the Resolution and explanatory statement may be treated as an abstract of the terms of reappointment pursuant to Section 196 of the Act.

Mr. Agarwal has been associated with the Group since its inception and has over 35 years of strategic executive experience. He has been instrumental in leading the growth of the Group through organic projects and acquisitions. He plays a pivotal role in providing direction for development of the top leadership talent at the group. He is credited with creating a culture of business excellence and delivering superior benchmark performance through application of advanced technology and global best practices. He has led Vedanta’s evolution to the highest standards of corporate governance and enhanced transparent engagement with key stakeholders. His continued association would be of immense benefit to the Company.

Save and except Mr. Navin Agarwal and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/Key Managerial Personnel and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 4.

The Board of Directors accordingly recommends the Ordinary Resolution set out at Item No. 4 of the Notice for the approval of the members.

Item no. 5

Ms. Lalita D. Gupte (DIN: 00043559) was appointed in casual vacancy under the erstwhile Companies Act 1956, on March 29, 2014 as an Independent Director of the Company. However the appointment was not made under the provisions of Section 149 of the Companies Act 2013, as the said provisions were notified on April 01, 2014.

Through General Circular No. 14/2014 dated June 09, 2014, it was mandated that the appointment of Independent Director shall be made expressly under the said Section 149 for a fixed term. Accordingly the Board of Directors of the Company at their meeting held on January 29, 2015 approved the appointment of Ms. Lalita D Gupte for a fixed term of three years w.e.f. January 29, 2015 to January 28, 2018. The same was approved by the Shareholders through postal ballot dated March 30, 2015.

The Board of Directors through its circular resolution dated January 22, 2018 and on the recommendation of the Nomination and Remuneration Committee, approved the re-appointment of Ms. Lalita D Gupte as an Independent Director of the Company for a second and final term of three years with effect from January 29, 2018 to August 10, 2021 based on the skills, experience, knowledge and report of her performance evaluation. The re-appointment is subject to the approval of the shareholders at this Annual General Meeting by way of a Special Resolution.

Pursuant to the provisions of the Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“Listing Regulations”) an Independent Director shall hold office for a term upto five consecutive years on the Board of the Company and shall be eligible for re-appointment on passing of a Special Resolution by the Company and disclosure of such appointment in the Board Report.

In the opinion of the Board, Ms. Lalita D. Gupte fulfils the conditions specified in the Companies Act, 2013 and rules made thereunder and Listing Regulations for re appointment as an Independent Director of the Company and is independent of the management. The copy of the letter for appointment of Ms. Lalita D Gupte as Independent Director setting out the terms and conditions would be available for inspection without any fee by the members at the Registered Office of the Company and on website of the Company at www.vedantalimited.com.

Further Ms. Lalita D. Gupte is not disqualified from being appointed as a Director in terms of Section 164 of the Act and has given her consent to act as Director on Board of Company.

Ms. Gupte has more than three decades of experience in the financial sector and has held various leadership positions in areas of project finance, leasing, treasury, planning and resources, corporate banking and international banking. She is the former Joint Managing Director of ICICI Bank and was the Chairperson of ICICI Venture Funds Management Company Limited. She has served as an independent director on the boards of several Indian and multinational companies. The Board considers that her association would be of immense benefit to the Company and accordingly, the Board recommends the resolution in relation to appointment of Ms. Lalita D. Gupte as Independent Director, for the approval by the shareholders of the Company.

Save and except Ms. Lalita D. Gupte and their relatives, to the extent of her shareholding interest, if any, in the Company, none of the other Directors / Key Managerial Personnel and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution(s) set out at Item no. 5.

The Board of Directors recommends the Special Resolution(s) set out at Item no. 5 of the Notice for approval of the members.

Item no. 6

Mr. Ravi Kant (DIN: 00016184) was appointed in casual vacancy under the erstwhile Companies Act 1956, on January 28, 2014 as an Independent Director of the Company. However his appointment was not made under the provisions of Section 149 of the Companies Act 2013, as the said provisions were notified on April 01, 2014.

Through General Circular No. 14/2014 dated June 09, 2014, it was mandated that the appointment of Independent Directors shall be made expressly under the said Section 149 for a fixed term. Accordingly the Board of Directors of the Company at their meeting held on January 29, 2015 approved the appointment of Mr. Ravi Kant for a fixed term of three years w.e.f. January 29, 2015 to January 28, 2018. The same was approved by the Shareholders through postal ballot dated March 30, 2015.

The Board of Directors through its circular resolution dated January 22, 2018 and on the recommendation of the Nomination and Remuneration Committee, approved the re-appointment of Mr. Ravi Kant as an Independent Director of the Company for a second and final term of three years with effect from January 29, 2018 to August 10, 2021 based on the skills, experience, knowledge and report of his performance evaluation.

The provisions of the Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“Listing Regulations”) provides that an Independent Director shall hold office for a term upto five consecutive years on the Board of the Company and shall be eligible for re-appointment on passing of a Special Resolution by the Company and disclosure of such appointment in the Board Report.

Further, the amendments in Listing Regulations vide notification dated May 09, 2018 restricts the appointment / continuation of directorship of any person as a Non-Executive Director who has attained the age of 75 years unless passing a special resolution to that effect.

Mr. Ravi Kant will complete 75 years on June 01, 2019 and thereafter will not be eligible to continue as an Independent Director on the Board on account of completion of 75 years of age.

Accordingly, the Board of Directors of the Company after taking into consideration the amendments in the Listing Regulations, in their meeting held on July 13, 2018 have approved the re-appointment of Mr. Ravi Kant for a revised term i.e., from January 29, 2018 till May 31, 2019 i.e., till the completion of 75 years.

In the opinion of the Board, Mr. Ravi Kant fulfils the conditions specified in the Companies Act, 2013 and rules made thereunder and Listing Regulations for his re appointment as an Independent Director of the Company and is independent of the management. The Board considers that his association would be of immense benefit to the Company.

The copy of the letter for appointment of Mr. Ravi Kant as an Independent Director setting out the terms and conditions would be available for inspection without any fee by the members at the Registered Office of the Company and on website of the Company at www.vedantalimited.com.

Mr. Ravi Kant is not disqualified from being appointed as a Director in terms of Section 164 of the Act and has given his consent to act as Director on Board of Company. Further, in terms of SEBI Circular dated June 20, 2018 Mr. Kant is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority.

Mr. Kant brings with him experience of around five decades. He is an Hon. Industrial Professor at the University of Warwick, the U.K., and a Distinguished Professor at IIT, Kharagpur. In addition, he is also a visiting leader at China Europe International Business School, Shanghai. He served as the Managing Director and Vice Chairman in Tata Motors. He is the Chairman of Indian Institute of Management, Rohtak and Indian Institute of Information Technology, Allahabad.

Save and except, Mr. Ravi Kant and their relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors / Key Managerial Personnel and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution(s) set out at Item no. 6.

The Board of Directors recommends the Special Resolution(s) set out at Item no. 6 of the Notice for approval of the members.

Item No. 7

Based on the recommendation of the Nomination and Remuneration Committee, the Board of Directors of the Company have appointed Mr. UK Sinha as an Additional Director in capacity of Independent Non-Executive Director(s) of the Company to hold office for a period from March 13, 2018 to August 10, 2021, not liable to retire by rotation, subject to consent by the Members of the Company at the ensuing Annual General Meeting (“AGM”).

As Additional Director, Mr. UK Sinha holds office till the date of the AGM and is eligible for being appointed as Independent Director. The Company has received the necessary declaration(s) from Mr. UK Sinha confirming that he meets the criteria of independence as prescribed under the Act and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”).

Mr. UK Sinha is not disqualified from being appointed as a Director in terms of Section 164 of the Act and has given his consent to act as Director on the Board of the Company.

Mr. Sinha has over three decades of experience and has served as the Chairman of Securities and Exchange Board of India (SEBI) from February 2011 to March 2017. He was instrumental in bringing about key key capital market reforms. Under his leadership, SEBI introduced significant regulatory amendments to the various acts enhancing corporate governance and disclosure norms. Prior to joining SEBI, he was the Chairman & MD of UTI Asset Management Company Pvt. Limited. Mr. Sinha has also worked for the Department of Economic Affairs under the Ministry of Finance.

In the opinion of the Board, Mr. UK Sinha fulfils the conditions for his appointment as Independent Director as specified in the Act and the Listing Regulations and he is independent of the management.

Considering the rich and vast experience of Mr. Sinha, your Board believes that his induction on the Board will bring strength to the Company.

A copy of the letter of appointment, setting out his terms and conditions of appointment is avilable on the website of the Company at www.vedantalimited.com and will be available for inspection, without any fee, by the members at the Company’s registered office during normal hours on working days up to the date of the AGM, and also at the Meeting.

Save and except Mr. UK Sinha and his relatives; to the extent of their shareholding interest, if any, in the Company, none of the other Directors/Key Managerial Personnel and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 7.

The Board of Directors accordingly recommends the Ordinary Resolution set out at Item No. 7 of the Notice for the approval of the members.

Item No. 8

Mr. Tarun Jain was appointed as the Whole-Time Director by the Members of the Company at the Annual General Meeting held on July 11, 2014 to hold office from April 1, 2014 to March 31, 2018. Pursuant to the recommendation of the Nomination and Remuneration Committee, the Board of Directors in its meeting held on March 28, 2018 approved the re-appointment of Mr. Tarun Jain as Whole-Time Director of the Company with effect from April 1, 2018 to March 31, 2019.

Mr. Jain has over 35 years of diversified experience in strategic financial matters including corporate finance, corporate strategy, business development and mergers and acquisitions.

Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India, a fellow member of Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.

Considering the enormous diversified experience of Mr. Tarun Jain, the Board recommends the extension of tenure of Mr. Taurn Jain. Pursuant to Sections 196, 197, 203 and other applicable provisions of the Act and the Companies (Appointment and Remuneration of Managerial

Notice of Annual General Meeting continued

Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force, the re-appointment of Mr. Tarun Jain as the Whole Time Director requires approval of the Members by way of ordinary resolution.

The terms and conditions of the re-appointment and remuneration payable to Mr. Tarun Jain are provided below:

Terms and Conditions

Position	Whole Time Director
Fixed Annual Fees	INR 7.25 Cr
Eligibility as per the current policy i.e. 125% of Fixed Pay (125% of INR 7.25 Cr. = INR 9.06 Cr)
Annual Bonus	– Payout as may be determined and approved by the Remuneration committee and the Board of Directors of Vedanta Limited
Entitled for coverage under Employee Stock
Share Plan	Option Scheme under Vedanta Limited

Mr. Jain is not disqualified from being re-appointed as a Director in terms of Section 164 of the Act and has given his consent for the re-appointment. The terms as set out in the Resolution and explanatory statement may be treated as an abstract of the terms of reappointment pursuant to Section 196 of the Act.

Save and except Mr. Tarun Jain and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/Key Managerial Personnel and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 8.

The Board of Directors accordingly recommends the Ordinary Resolution set out at Item No. 8 of the Notice for the approval of the members.

Item No. 9

In accordance with the provisions of Section 148 of the Act read with the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the Cost Auditors as recommended by the Audit Committee and approved by the Board of Directors, is required to be ratified by the members of the Company at the General Meeting.

The Board, on the recommendation of the Audit Committee, has approved the appointment and remuneration of the Cost Auditors to conduct the audit of the cost records of the Company across various businesses, for the financial year ending March 31, 2019 as per the following details:

Sl No	Businesses	Cost Auditors	Fee for FY 2018-19 (₹)
1	Sterlite-Copper		14,00,000/-
2	MALCO- Aluminum	M/s Ramnath Iyer & Co.
3	Iron ore	(Lead Auditor)
4	Aluminum
5	Electricity
6	Oil & Gas	M/s Shome and Banerjee	5,00,000/-

*	plus applicable taxes and reimbursement of out of pocket expenses.

Accordingly, ratification by the members is being sought to the remuneration payable to the Cost Auditors for the financial year ending March 31, 2019 by way of an Ordinary Resolution as set out in Item no. 9 of the Notice.

None of the Directors/ Key Managerial Personnel of the Company/ their relatives are, in any way concerned or interested financially or otherwise in the resolution set out at Item No.9 of the Notice.

The Board of Directors recommends the Ordinary Resolution set out at Item No. 9 of the Notice for approval of the Members.

Item No. 10

Pursuant to the provisions of Sections 42 and 71 of the Act read with Rule 14 of the Companies (Prospectus and Allotment of Securities) Rules, 2014, a Company shall obtain prior approval of its members by means of a special resolution only once in a year for all the offers or invitations for such non-convertible debentures/bonds/or other debt securities during the year.

The members at the 52nd AGM held on July 14, 2017 had approved the issuance of private placement of Non-Convertible Debentures (NCDs) or other Debt Securities for upto ₹20,000 crore within the overall borrowing limits of the Company i.e. ₹80,000 crore for a period of one year which is valid till August 24, 2018. Under the said approval, the Company has till date raised NCDs aggregating to ₹5,500 Crore and the resolution is valid for a period of only one year from the date of the AGM.

The Company further plans to raise long term resources, inter alia, to refinance, optimization of interest cost, capital expenditure of the group including subsidiary/associate companies of the Company, repayment of the existing domestic and foreign currency debts and for general corporate purposes. As the funding requirements would depend on various factors, it is considered expedient by the Company to obtain members consents.

Accordingly, the approval of the members is being sought by way of a Special Resolution as set out in Item No. 10 appended to this Notice under Sections 42 and 71 and other applicable provisions, if any of the Act and its rules thereunder.

None of the Directors /Key Managerial Personnel of the Company/their relatives is in any way concerned or interested financially or otherwise in the resolution set out at Item No.10 of the Notice except to the extent of their shareholding of the Company.

The Board of Directors recommends the Special Resolution set out at Item No.10 of the Notice for approval of the Members.

By Order of the Board of Directors
Dated: July 13, 2018	GR Arun Kumar
Place: Gurugram	Whole-Time Director and
Chief Financial Officer
DIN: 01874769

Registered Office:

1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East), Mumbai – 400 093

CIN: L13209MH1965PLC291394

Email: comp.sect@vedanta.co.in;

Website: www.vedantalimited.com

Tel: +91 22 6643 4500; Fax: +91 22 6643 4530

Annexure 1 to the Notice

Details of Directors seeking appointment / re-appointment at the ensuing Annual General Meeting

Particulars	Mr. Navin Agarwal	Ms. Lalita D. Gupte	Mr. Ravi Kant	Mr. U.K.Sinha	Mr. Tarun Jain	Mr. GR Arun Kumar
Director Identification Number (DIN)	00006303	00043559	00016184	00010336	00006843	01874769
Age	57 yrs	69 yrs	74 yrs	66yrs	58 yrs	47 yrs
Date of appointment/ re-appointment on the Board	August 01, 2018	January 29, 2018	January 29, 2018	March 13, 2018	April 01, 2018	November 22, 2016
Qualifications	Owner/President Management Program at Harvard University and Bachelor of Commerce from Sydenham College, Mumbai, India.	Bachelors degree in Economics, Masters degree in Management studies, Advanced Management programme from INSEAD	Indian Institute of Technology, Kharagpur Aston University, Brimingham, UK masters in Management in Industry	Law graduate and holds a M.Sc degree from Patna University	Member of the Institute of Chartered Accountants of India, Institute of Company Secretaries of India and Institute of Cost and Works Accountants of India	Fellow Member of the Institute of Chartered Accountants of India.
Experience (including expertise in specific functional area)	Mr. Agarwal has been associated with the Group since its inception and has over 35 years of strategic executive experience. He has been instrumental in leading the growth of the Group through organic projects and acquisitions. He plays a pivotal role in providing direction for development of the top leadership talent at the group. He is credited with creating a culture of business excellence and delivering superior benchmark performance through application of advanced technology and global best practices. He has led Vedanta’s evolution to the highest standards of corporate governance, enhanced and transparent engagement with key stakeholders.	Has more than three decades of experience in the financial sector and has held various leadership positions in areas of project finance, leasing, treasury, planning and resources and corporate banking and in international banking. She is the former Joint Managing Director of ICICI bank and was the Chairperson of ICICI Venture Funds Management Company Limited. She has served as an Independent Director on the boards of several Indian and Multinational Companies.	Mr. Kant brings with him experience of around five decades. He is Hon. Industrial Professor at the Univerisity of Warwick, the UK and a Distinguished Professor at IIT, Kharagpur. In addition, he is also a visiting leader at China Europe International Business School, Shanghai. He served as the Managing Director and Vice Chairman in Tata Motors. He is the Chairman of Indian Institute of Management, Rohtak and Indian Institute of Information Technology, Allahabad.	Has over three decades of experience and has served as the Chairman of Securities and Exchange Board of India (SEBI) from February 2011 to March 2017. He was instrumental in bringing about key capital market reforms. Under his leadership, SEBI introduced significant regulatory amendments to the various acts enhancing corporate governance and disclosure norms. Prior to joining SEBI, he was the Chairman & MD of UTI Asset Management Company Pvt. Ltd. and has also worked for Department of Economic Affairs at Ministry of Finance.	Over 35 years of diversified experience in strategic financial matters including corporate finance, corporate strategy, business development and mergers and acquisitions. He is a graduate of the Institute of Cost and Works Accountants of India, a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.	Over 23 years of experience in serving global multinationals such as Hindustan Unilever and General Electric. Prior to his joining Vedanta, he was the CFO for General Electric’s Asia-Pacific Lighting & Appliances businesses based out of Shanghai. He is responsible for overall health of balance sheet, driving performance in profit and cash, treasury, investor relations, credit ratings, tax, secretarial, controllership, recording & reporting and other key strategic matters from time to time.
Terms and Conditions of Appointment / Re-appointment	As mentioned in the respective resolutions and explanatory statements

Annexure 1 to the Notice continued

Particulars	Mr. Navin Agarwal	Ms. Lalita D. Gupte	Mr. Ravi Kant	Mr. U.K.Sinha	Mr. Tarun Jain	Mr. GR Arun Kumar
Remuneration sought to be paid / last drawn (including sitting fees, if any)	As mentioned in the Corporate Governance Report
Shareholding in the Company as on March 31, 2018	Nil	Nil	Nil	Nil	Nil	8,000 Equity Shares 26,000 Preference Shares
Relationship with other Directors / Key Managerial Personnel/ Managers	None as per the definition of Relatives specified in the Companies Act and Listing Regulations
Number of meetings of the Board attended during the year	As mentioned in the Corporate Governance Report
Directorship of other Boards	• Vedanta Resources PLC, UK	• Godrej Properties Limited	• Antar India Pvt. Limited	• Saumitra Research & Consulting Private Limited	• Bharat Aluminium Company Limited	• Sesa Resources Limited
	• Hindustan Zinc Limited	• Bharat Forge Limited	• KONE Limited, Helsinki	• Havells India Limited	• Vedanta Medical Research Foundation	• Sesa Mining Corporation Limited
	• Sterlite Iron and Steel Company Limited	• India Infradebt Limited	• Hawkins Cookers Limited	• Housing Development Finance Corporation Limited (HDFC Ltd.)	• Sterlite (USA) Inc.	• Vizag General Cargo Berth Private Limited
	• Hare Krishna Packaging Private Limited	• Kirloskar Brothers Limited			• Rajtaru Charity Foundation	• Paradip Multi Cargo Berth Private Limited
		• ICICI Lombard General Insurance Company Limited			• Vedanta Star Limited	• Sterlite Ports Limited
• Maritime Ventures Private Limited
• Goa Sea Port Private Limited
• Sesa Community Development Foundation
• Black Mountain Mining (Proprietary) Limited
• Namzinc (Proprietary) Limited
• Skorpion Mining Company (Proprietary) Limited
• Vedanta Lisheen Mining Limited
• Killoran Lisheen Mining Limited
• Lisheen Milling Limited

Particulars	Mr. Navin Agarwal	Ms. Lalita D. Gupte	Mr. Ravi Kant	Mr. U.K.Sinha	Mr. Tarun Jain	Mr. GR Arun Kumar
• Vedanta Exploration Ireland Limited
• Copper Mines of Tasmania Pty Limited
• Thalanga Copper Mines Pty Limited
• Konkola Copper Mines Plc
• Vedanta Star Limited
Membership / Chairmanship of Committees of the		Audit Committee	Audit Committee	Nomination & Remuneration Committee	Audit Committee	Audit Committee
other Boards		• Kirloskar Brothers Ltd.	• KONE Limited, Helsinki	• Housing Development Finance Corporation Limited (HDFC Ltd.)	• Bharat Aluminium Company Ltd.	• Vizag General Cargo Berth Private Limited
		• Godrej Properties Ltd.				Nomination & Remuneration Committee
		• India Infradebt Ltd.				• Vizag General Cargo Berth Private Limited
		• ICICI Lombard General Insurance Company Ltd.				Corporate Social Responsibility Committee
		Stakeholders Relationship Committee				• Maritime Ventures Private Limited
• Kirloskar Brothers Ltd.
• Bharat Forge Ltd.
Nomination & Remuneration Committee
• Kirloskar Brothers Ltd.
• Godrej Properties Ltd.
• India Infradebt Ltd.
• ICICI Lombard General Insurance Company Ltd.
Corporate Social Responsibility Committee
• Kirloskar Brothers Ltd.
• India Infradebt Ltd.

ROUTE MAP

Mumbai Education Trust
K C Marg
Lilavati Hospital
HOTEL RANGSHARDA
PETROL PUMP
FIRE STATION
S V Road
TO BANDRA
TO AIRPORT
WESTERN EXPRESS HIGHWAY
SEA
Methi River
TO DADAR
N
RANGSHARDA AUDITORIUM
K.C. MARG, BANDRA RECLAMATION,
BANDRA WEST, MUMBAI 400 050
TELEPHONE: 2640 1919, 2643 0543, 2643 8120 TO 27
O BANDRA-WORLI SEA-LINK

VEDANTA LIMITED

CIN: L13209MH1965PLC291394

Regd. Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate

Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400 093

Phone No. +91-22 6643 4500;

Fax: +91-22 6643 4530

Email id : comp.sect@vedanta.co.in

website: www.vedantalimited.com

Attendance Slip

(Please hand over at the entrance of the meeting duly completed and signed)

53rd ANNUAL GENERAL MEETING on Friday, August 24, 2018 at 10.30 a.m. IST

at the Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West),

Mumbai – 400 050, Maharashtra, India

Folio No.	DP. ID No. / Client id

Name of the Member	Signature

Name of Proxy Holder	Signature

No. of shares held	E-mail ID

1.

I / We certify that I am a registered shareholder/proxy for the registered shareholders of the Company. I/We hereby record my/our presence at the 53rd Annual General Meeting of the Company at the Rangsharda Auditorium, K. C. Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050 India on Friday, August 24, 2018 at 10.30 a.m. IST.

2.	Only Member/Proxyholder can attend the Meeting.

3.	Member/Proxyholder should bring his/her copy of the Annual Report for reference at the Meeting.

VEDANTA LIMITED

Registration of e-mail address for future communication

Name of the Shareholder :

Folio No.	DP. ID No.	Client ID.

Registered Address :

Signature :

e-mail id :

VEDANTA LIMITED

CIN: L13209MH1965PLC291394

Regd. Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate

Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400 093

Phone No. +91-22 6643 4500;

Fax: +91-22 6643 4530

Email id: comp.sect@vedanta.co.in

website: www.vedantalimited.com

Form No. MGT- 11

PROXY FORM

[Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of the Companies

(Management and Administration) Rules, 2014]

Name of the member (s):

Registered address:

E-mail Id:

Folio No/ Client Id:	DP ID :

I/We, being the member (s) of	shares of the above named company, hereby appoint

1.	Name:	E-mail Id:

Address:

Signature:	or failing him

2.	Name:	E-mail Id:

Address:

Signature:	or failing him

3.	Name:	E-mail Id:

Address:

Signature:	or failing him

as my/our proxy to attend and vote (on a poll) for me/us and on my/our behalf at the 53rd Annual General Meeting of the Company, to be held on Friday, August 24, 2018 at 10.30 a.m. IST at the Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050 and at any adjournment thereof in respect of such resolutions as are indicated below:

Sr. no. Resolution

Ordinary Business(es)

1.	To receive, consider and adopt the Audited Financial Statements (standalone & consolidated) of the Company for the financial year ended March 31, 2018 along with the reports of the Directors and Auditors thereon.

2.	(a) To confirm the payment of First Interim Dividend of ₹ 21.20 per equity share for the financial year ended March 31, 2018.

(b) To confrim the payment of Preference Dividend of ₹ 0.75 per preference share @ 7.5% on pro-rata basis payable uptill the end of FY 2017-18.

3.	To appoint Mr. GR Arun Kumar (DIN:01874769), who retires by rotation and being eligible, offers himself for re-appointment as a Director.

Special Business(es)

4.	To consider re-appointment of Mr. Navin Agarwal (DIN: 00006303) as Whole-time Director of the Company for the period of 5 years w.e.f. August 01, 2018.

5.	To consider re-appointment of Ms. Lalita D. Gupte (DIN:00043559) as an Independent Director for a second and final term effective from January 29, 2018 to August 10, 2021.

6.	To consider re-appointment of Mr. Ravi Kant (DIN:00016184) as an Independent Director for a second and final term effective from January 29, 2018 to May 31, 2019.

7.	Appointment of Mr. U. K. Sinha (DIN:00010336) as an Independent Director for a for a fixed term effective from March 13, 2018 till August 10, 2021.

8.	To consider re-appointment of Mr. Tarun Jain (DIN:00006843) as Whole Time Director of the Company for the period April 1, 2018 to March 31, 2019.

9.	To ratify the remuneration of Cost Auditors for the financial year ending March 31, 2019.

10.	To approve offer or invitation to subscribe the Non- Convertible Debentures or other Debt Securities upto ₹ 20,000 crores on a Private Placement basis.

Signed this	day of	2018

Signature of member

Signature of Proxy holder(s)

Affix Revenue

Note: This form of proxy in order to be effective should be duly completed and deposited at Registered Office of the Company, not less than 48 hours before the commencement of the Meeting.